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                          May 25, 2022

       Meg Fitzegeral
       General Counsel, Secretary and Chief Compliance Officer
       Allakos Inc.
       825 Industrial Road, Suite 500
       San Carlos, CA 94070

                                                        Re: Allakos Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 19, 2022
                                                            File No. 333-265085

       Dear Ms. Fitzegeral:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              William Brentani, Esq.